# SEC Schedule 13D/A (Amendment No. 36) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Herzfeld Credit Income Fund, Inc., CIK 0000880406
CUSIP: 42804T205
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 119 Washington Ave., Suite 504, Miami Beach, Florida (FL), 33139
Date of event which requires filing of this statement: 04/16/2026
Amends the filing with accession number 0001398344-11-001887
Filed by CIK 0001310710
Persons authorized to receive notices and communications: Thomas K. Morgan, 119 Washington Ave., Suite 504, Miami Beach, Florida (FL), 33139, (305) 777-1660

## Reporting persons
- Thomas J. Herzfeld, et al. (CIK 0001310710): type of reporting person: individual (IN), investment adviser (IA); citizenship or place of organization: United States (X1); source of funds: personal funds (PF), other (OO); sole voting power 197,248; shared voting power 701,553; sole dispositive power 197,248; shared dispositive power 701,553; aggregate amount beneficially owned 898,801 (44.87% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Herzfeld Credit Income Fund, Inc.
Address of issuer's principal executive offices: 119 Washington Ave., Suite 504, Miami Beach, Florida (FL), 33139

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The aggregate number of shares of common stock to which this Schedule 13D relates is 898,801 shares representing 44.87% of the 2,002,996 shares outstanding as reported by the issuer as of February 23, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: With respect to the shares of common stock owned individually, the Reporting Person beneficially owns with sole power to vote and dispose of 197,248 shares of common stock. With respect to the Accounts, the Reporting Person beneficially owns with shared power to vote and/or dispose of 701,553 shares of common stock.
Transactions in the class effected during the past sixty days: On March 5, 2026, through open market transactions, the Advisory clients bought 278 shares at $15.8669 and sold 41 shares at 15.605. On March 6, 2026, through open market transactions, the Advisory clients bought 155 shares at $15.70. On March 9, 2026, through open market transactions, the Advisory clients sold 795 shares at $15.82. On March 13, 2026, through open market transactions, the Advisory clients bought 5,362 shares at $15.2522. On March 17, 2026, through open market transactions, the Advisory clients bought 514 shares at $15.50. On March 18, 2026, through open market transactions, the Advisory clients bought 606 shares at $15.50 and sold 60 shares at $15.75. On March 19, 2026, through open market transactions, the Advisory clients bought 152 shares at $15.6393. On March 20, 2026, through open market transactions, the Advisory clients bought 3,906 shares at $15.6291. On March 23, 2026, through open market transactions, the Advisory clients bought 9 shares at $15.50. On March 25, 2026, through open market transactions, the Advisory clients bought 1,279 shares at $15.50. On March 27, 2026, through open market transactions the Advisory clients bought 1,726 shares at $15.50. On March 31, 2026, through open market transactions the Advisory clients bought 199 shares at $15.50. On April 1, 2026, through open market transactions, the Advisory clients bought 36 shares at $15.73. On April 9, 2026, through open market transactions, the Advisory clients 623 shares at $15.99. On April 15, 2026, through open market transactions, the Advisory clients bought 1,441 shares at $15.9683, and Mr. T. Herzfeld bought 3,610 shares at $16.0141. On April 16, 2026, through open market transactions, the Advisory clients bought 13,573 shares at $16.527.
Other persons with the right to receive dividends or sale proceeds: The owner of each of the Accounts individually has the right to receive and the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of common stock. To date no owner of an Account holds more than 5% of the Issuer's common shares.

## Signatures
- Thomas J. Herzfeld, et al.: /s/ Thomas J. Herzfeld, Thomas J. Herzfeld, Chairman (04/20/2026)